Mail Stop 3561

February 2, 2009

Howard R. Levine
Chairman of the Board and Chief Executive Officer
Family Dollar Stores, Inc.
P. O. Box 1017
Charlotte, North Carolina 28201-1017

> **Re:** **Family Dollar Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended August 30, 2008**
> **Filed October 28, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 12, 2008**
> **File No. 001-06807**

Dear Mr. Levine:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With the exception of comment 16 below, which requires an amendment of your Form 10-K for the fiscal year ended August 30, 2008, where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

2.   We note that your website includes a "Safe Harbor Disclaimer" that investors must accept before proceeding to the investor portion of the website. Please remove the requirement that investors agree to the terms of the disclaimer or confirm that the disclaimer is not intended to constitute a waiver of an investor's rights under the federal securities laws. Please refer to section 29(a) of the Securities Exchange Act of 1934 and section 14 of the Securities Act of 1933.

Annual Report on Form 10-K for Fiscal Year Ended August 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

3.   We note your disclosures under the heading "Fiscal 2008 Overview" on page 18 that the difficult economic environment faced by your customers, including higher energy prices and inflationary pressures, contributed to the low single-digit comparable store sales growth. We also note your belief in the disclosures under the heading "Fiscal 2009 Outlook" on page 19 that lower markdowns, global sourcing and improved inventory shrinkage could offset much of the pressure on cost of sales. In this regard, please provide investors better insights in your discussions of these internal and external factors and whether these are known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Results of Operations, page 20

Net Sales, page 20

4.   We note your net sales discussion comparing fiscal year 2008 net sales figures to those of fiscal year 2007. However, we believe you should expand to provide a discussion comparing fiscal year 2007 net sales figures to those of fiscal year 2006 as well. Please confirm to us that you will provide two years' discussion in future filings. Refer to Item 303 of Regulation S-K.

5.   We note your disclosure that the calculation of comparable store sales performance reflects stores open for 13 months, but we also note that you continue to have during each reporting period a reasonable number of store relocations and store renovations. Please expand your disclosure to identify the stores included in your calculation of comparable store sales performance and clarify how you have treated relocated and renovated stores in the calculations for all periods presented.

6.   Please quantify the impact on net sales of the additional week in fiscal 2007 so that investors can better understand your comparison of the performance in fiscal 2008. See Item 303(a)(3) of Regulation S-K.

7.   Your disclosures under this heading and under the heading "Fiscal 2008 Overview" on page 18 state that sales of consumables have increased due to the implementation in the prior year of your Food Strategy in 5,600 stores as of August 30, 2008. Given your disclosure that an increase in consumables is related to this program, please quantify and disclose the impact so that investors can better understand the effect of this program.

Liquidity and Capital Resources, page 22

Contractual Obligations, page 23

8.   Please explain to us and disclose the nature of and the reason for your obligation relating to the $15.9 million for minimum royalty payments.

Critical Accounting Policies, page 25

9.   We note your disclosure that there have been no material changes in most of the critical estimates. In order for investors to better understand the significance of the estimates recorded, please quantify and disclose the amounts estimated for each critical accounting policy discussed for all periods presented or cross reference to the estimated amounts disclosed elsewhere in the notes to the financial statements, as appropriate. For example, you did not provide the estimated amount or percentage used for the estimated inventory shrinkage accrual, and we believe you should provide them in Management's Discussion and Analysis of Financial Condition and Results of Operations, to the extent that they are material. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 34

Note 1. Description of Business and Summary of Significant Accounting Policies, page 34

Merchandise inventories, page 35

10.   Please expand to disclose your inventory valuation methodologies and how inventory shrinkage is estimated and accrued similar to your disclosures in critical accounting policies in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 25.

Note 5. Accrued Liabilities, page 40

11.   Tell us and disclose the nature of the accrued liabilities included in the "Other" line item in this table.

12.   Please provide "Schedule II - Valuation and Qualifying Accounts" for the amounts of your self-insurance liabilities. Refer to Rule 5-04 of Regulation S-X.

Note 8. Commitments and Contingencies, page 43

Litigation, page 44

13.   We note your disclosure that you are currently unable to quantify the impact of the litigation outcome. In order for investors to better understand your disclosures, tell us and disclose in sufficient detail to explain why you are unable to provide an estimate or a range of the reasonable possible loss amounts.

Note 13. Segment Information, page 49

14.   Please tell us and revise your disclosure to specifically identify your operating segments and provide all of the disclosures as required by paragraph 26(a) of SFAS 131. If you rely on paragraph 17 of SFAS 131 to aggregate your operating segments into one reportable segment, tell us and disclose this fact and the basis for your aggregation. Your response should be in sufficient detail to explain how you comply with paragraph 17 of SFAS 131, as applicable.

Exhibit Index, page 56

General

15.   In your proxy statement under the heading "Transactions with Related Persons—
        Related Party Transactions" on page 47, you disclose information about your
        payments to a company owned by Eric Lerner, Howard Levine's brother-in-law.
        Please file this agreement as an exhibit or explain to us why it is not appropriate
        to do so.

Exhibit 24.1, page 58

16.   Exhibit 24, as filed, does not appear to have been signed by your directors. As a
        result, it appears that the Form 10-K has not been signed by a majority of the
        directors as required by General Instruction D to Form 10-K. Please file an
        amended Form 10-K that includes a power of attorney signed by your directors.
        Please also confirm, if true, that the omission of the signatures was an error in the
        filing process and that your directors have actually signed the original power of
        attorney.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Overview, page 15

Elements of Executive Compensation, page 18

How does the Company set base salaries for its NEOs, page 18

17.   We note your disclosure in the first paragraph under this heading that you
        benchmark base salaries at the 50th percentile of companies in the Hay Retail
        Industry Database. We note similar disclosure regarding Target Bonus under the
        heading "Why does the Company award an annual cash bonus to executives, and
        how does the Company determine the amount of the annual cash bonus—
        Analysis of Fiscal 2008 Target Bonus Program" on page 20. Please identify the
        companies in the Hay Retail Industry Database. If you are unable to identify the
        companies, please disclose this fact and explain why. Refer to Regulation S-K
        Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure
        Interpretations, Question and Answer 118.05, available at
        www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Does the Company award an annual cash bonus to executives, and how does the
Company determine the amount of the annual cash bonus, page 19

Analysis of Establishment of Pre-Tax Earnings Goal, page 20

18.   We note the chart you provide on page 21 under this heading that sets forth, as a
        percentage, the Target Bonus achieved in relation to your pre-tax earnings goals
        over the last ten fiscal years. We also note your disclosure on page 31 under the
        heading "Description of Plan-Based Awards—Cash Bonus Awards" of the
        percentages to be applied to your 2008 pre-tax earning goals to determine the
        Target Bonus. However, it does not appear that you disclose the actual threshold,
        target and maximum amounts for your pre-tax earnings goal. To enhance an
        investor's understanding of this goal, please disclose the threshold, target and
        maximum numbers.

                                        * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the
          disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do
          not foreclose the Commission from taking any action with respect to the
          filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director